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                                 May 10, 2000


Ms. Sonia Lee
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 4-8
Washingto, D.C. 20549

     Re: Ohio Legacy Corp
         Registration Statement on Form SB-2
         File No. 333-88863

Dear Ladies and Gentlemen:

     Pursuant to the provisions of Rule 477 of the rules and regulations enacted under the Securities Act of 1933, Ohio Legacy Corp (the "Company") hereby requests that its Registration Statement on Form SB-2 filed December 14, 1999 (File No. 333-88863) be withdrawn. The Company has not sold any of the securities covered by the Registration Statement. The Company seeks to withdraw the Registration Statement because it has not received the minimim number of subscriptions for common shares required to close the offering.

     Please forward the Commision's order granting withdrawal of the Form SB-2 to the undersigned.

                                          Ohio Legacy Corp

                                          By: /s/ L. Dwight Douce
                                              ------------------------------
                                              L. Dwight Douce, President and
                                                Chief Executive Officer